

Hilton Group PLC

Ladbrokes PLC



SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO SECTION 198 COMPANIES ACT 1985, THAT ITS INTEREST ON 4 MAY 2006 HAD DECREASED TO 24,495,867 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 3.96% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK	39,917
BARCLAYS CAPITAL NOMINEES LIMITED	5,169,594
BARCLAYS CAPITAL NOMINEES LIMITED	318,813
BARCLAYS CAPITAL NOMINEES LIMITED	70,587
BARCLAYS CAPITAL SECURITIES LIMITED	94,703
BARCLAYS CAPITAL SECURITIES LIMITED	84,118
BARCLAYS GLOBAL INVESTORS CANADA	39,988
BARCLAYS TRUST CO & OTHERS	476
BARCLAYS TRUST CO AS EXEC/ADM	19
BARCLAYS TRUST CO DMC69	23,000
BARCLAYS TRUST CO E99	373
BARCLAYS TRUST CO R69	7,831
BNP PARIBAS	26,494
CHASE NOMINEES LTD A/C 16376	286,420
CHASE NOMINEES LTD A/C 20947	2,018,774

dlw 6/1

198barclay21

CHASE NOMINEES LTD A/C 21359	146,464
CHASE NOMINEES LTD A/C 28270	179,236
CHASE NOMINEES LTD A/C 28270	33,297
CIBC MELON GLOBAL SECURITIES	17,845
CLYDESDALE NOMINEES HGB0125 A/C 0069390001	1,461
CLYDESDALE NOMINEES HGB0125 A/C 0069766301	11,850
CLYDESDALE NOMINEES HGB0125 A/C 0120010601	3,448
CLYDESDALE NOMINEES HGB0225 A/C 0059727802	6,401
CLYDESDALE NOMINEES HGB0225 A/C 0067355102	432
GERRARD NOMINEES LIMITED 611717	1,702
GERRARD NOMINEES LIMITED 622124	1,411
GERRARD NOMINEES LIMITED 640824	4,235
GERRARD NOMINEES LIMITED 643975	529
GERRARD NOMINEES LIMITED 652198	2,647
GERRARD NOMINEES LIMITED 660302	882
GERRARD NOMINEES LIMITED 660318	12,705
GERRARD NOMINEES LIMITED 660632	476
GERRARD NOMINEES LIMITED 660851	2,294
GERRARD NOMINEES LIMITED 781271	3,400
GREIG MIDDLETON LIMITED GM1	65,488
GREIG MIDDLETON LIMITED GM3	882
INVESTORS BANK AND TRUST CO	15,934
INVESTORS BANK AND TRUST CO	121,123
INVESTORS BANK AND TRUST CO	3,257
INVESTORS BANK AND TRUST CO	589,315
INVESTORS BANK AND TRUST CO	32,277
INVESTORS BANK AND TRUST CO	881,184

INVESTORS BANK AND TRUST CO	28,609
INVESTORS BANK AND TRUST CO	9,088
INVESTORS BANK AND TRUST CO	367,198
INVESTORS BANK AND TRUST CO	2,853,699
INVESTORS BANK AND TRUST CO	52,851
INVESTORS BANK AND TRUST CO	99,261
INVESTORS BANK AND TRUST CO	138,076
INVESTORS BANK AND TRUST CO	5,516
INVESTORS BANK AND TRUST CO	113,252
JP MORGAN (BGI CUSTODY) A/C 16331	150,290
JP MORGAN (BGI CUSTODY) A/C 16338	33,694
JP MORGAN (BGI CUSTODY) A/C 16341	312,037
JP MORGAN (BGI CUSTODY) A/C 16341	77,036
JP MORGAN (BGI CUSTODY) A/C 16342	71,439
JP MORGAN (BGI CUSTODY) A/C 16344	26,107
JP MORGAN (BGI CUSTODY) A/C 16345	43,573
JP MORGAN (BGI CUSTODY) A/C 16400	5,027,580
JP MORGAN (BGI CUSTODY) A/C 17011	9,492
JP MORGAN (BGI CUSTODY) A/C 18409	449,812
JPMORGAN CHASE BANK	308,115
JPMORGAN CHASE BANK	60,520
JPMORGAN CHASE BANK	15,106
JPMORGAN CHASE BANK	29,103
JPMORGAN CHASE BANK	76,589
JPMORGAN CHASE BANK	81,063
JPMORGAN CHASE BANK	5,377
JPMORGAN CHASE BANK	57,542

JPMORGAN CHASE BANK	4,680
JPMORGAN CHASE BANK	145,838
JPMORGAN CHASE BANK	52,380
JPMORGAN CHASE BANK	18,185
JPMORGAN CHASE BANK	5,523
JPMORGAN CHASE BANK	29,948
JPMORGAN CHASE BANK	53,388
JPMORGAN CHASE BANK	34,789
JPMORGAN CHASE BANK	57,595
MELLON TRUST – US CUSTODIAN	42,830
MELLON TRUST – US CUSTODIAN	39,996
MELLON TRUST OF NEW ENGLAND	42,695
MITSUI ASSET	8,730
NORTHERN TRUST BANK – BGI SEPA	51,557
NORTHERN TRUST BANK – BGI SEPA	12,322
NORTHERN TRUST BANK – BGI SEPA	63,042
R C GREIG NOMINEES LIMITED A/C RC1	1,437,148
R C GREIG NOMINEES LIMITED A/C AK1	483,383
R C GREIG NOMINEES LIMITED A/C BL1	118,738
R C GREIG NOMINEES LIMITED A/C BL1 RES	282
R C GREIG NOMINEES LIMITED A/C CM1	83,866
R C GREIG NOMINEES LIMITED A/C GP1	165,490
R C GREIG NOMINEES LIMITED A/C SA1	126,027
REFLEX NOMINEES LIMITED	8,046
STATE STREET BANK OF TRUST – WI	45,586
STATE STREET BANK OF TRUST – CO	77,188
STATE STREET BOSTON	292,096

STATE STREET TRUST OF CANADA	40,631
THE NORTHERN TRUST COMPANY – U	28,665
TRUST & CUSTODY SERVICES BANK	5,435
ZEBAN NOMINEES LIMITED	96,481
TOTAL	24,495,867

Ladbrokes PLC

PDMR'S SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED TODAY BY MR M P O'KANE (A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN THE COMPANY) THAT ON 8 MAY 2006 HE 1) PURCHASED A TOTAL OF 63,040 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") FOR A TOAL COST OF £110,258 BY EXERCISE OF OPTIONS HELD UNDER THE LADBROKES PLC INTERNATIONAL OPTION SCHEME AND 2) SOLD 63,040 SHARES AT 425P PER SHARE.

FOLLOWING THIS TRANSACTION, MR O'KANE IS BENEFICIALLY INTERESTED IN 29,578 SHARES AND HOLDS OPTIONS TO PURCHASE 188,551 SHARES UNDER LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES.


SEC MAIL
RECEIVED
PROCESSING
MAY 9 2006
WASH, DC
213
SECTION

Ladbrokes PLC

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 28 APRIL 2006 PURSUANT TO PART VI OF THE COMPANIES ACT 1985, FROM BNP PARIBAS ("BNP") THAT AS AT 26 APRIL 2006 THE INTERESTS OF THE BNP COMPANIES LISTED BELOW HAVE INCREASED TO 20,360,368 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.30% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

BNP HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BNP PARIBAS ARBITRAGE SNC	20,275,935
BNP PARIBAS SECURITIES SERVICES	84,433
TOTAL	20,360,368


SEC MAIL
RECEIVED
PROCESSING
MAY 19 2006
WASH. D.C.
213
SECTION

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM BNP PARIBAS ("BNP"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 4 MAY 2006 BNP AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.